UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 1-5231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

McDonald’s Corporation Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McDonald’s Corporation

McDonald’s Plaza

Oak Brook, Illinois 60523

McDonald’s Corporation Profit Sharing and Savings Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

McDonald’s Corporation Profit Sharing and Savings Plan

December 31, 2004 and 2003, and Year Ended December 31, 2004

McDonald’s Corporation Profit Sharing and Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003, and Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee

McDonald’s Corporation Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

May 19, 2005

Chicago, Illinois

McDonald’s Corporation Profit Sharing and Savings Pla n

Statement of Net Assets Available for Benefits

December 31, 2004

(In Thousands)

	Participant - Directed Investments	ESOP		Total
		Allocated Account	Unallocated Account*
Assets
Cash overdraft	$(797)	$—	$—	$(797)

Investments, at fair value:
Commercial paper and other short-term investments	32,128	4,484	4,667	41,279
Mutual funds	196,042	—	—	196,042
Common and preferred stocks other than McDonald’s Corporation	149,505	—	—	149,505
Securities loaned through securities lending arrangement:
Common and preferred stocks other than McDonald’s Corporation common stock	23,910	—	—	23,910
McDonald’s Corporation common stock	630,051	228,456	215,098	1,073,605
Participant loans	18,145	—	—	18,145
Pooled Cash Collateral Account	35,792	—	—	35,792
Investments, at contract value:
Investment contracts	381,136	—	—	381,136
Securities loaned through securities lending arrangement:
Investment contracts	12,167	—	—	12,167

Total investments	1,478,876	232,940	219,765	1,931,581

Receivables:
Company contributions	36,008	—	—	36,008
Accrued income	194	5	7	206
Other	402	(121)	—	281

Total receivables	36,604	(116)	7	36,495

Total assets	1,514,683	232,824	219,772	1,967,279

Liabilities
Management and administrative expenses payable	2,116	38	—	2,154
Accrued interest expense	—	—	2,847	2,847
Obligation for collateral received for loaned securities	35,792	—	—	35,792
Notes payable	—	—	93,386	93,386
Other liabilities	78	—	279	357

Total liabilities	37,986	38	96,512	134,536

Net assets available for benefits	$1,476,697	$232,786	$123,260	$1,832,743

*	Nonparticipant-directed investment (see Note 4).

The accompanying notes are an integral part of these financial statements.

McDonald’s Corporation Profit Sharing and Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2003

(In Thousands)

	Participant- Directed Investments	ESOP		Total
		Allocated Account	Unallocated Account*
Assets
Cash overdraft	$(24)	$—	$—	$(24)

Investments, at fair value:
Commercial paper and other short-term investments	36,930	3,851	3,341	44,122
Mutual funds	147,726	—	—	147,726
Common and preferred stocks other than McDonald’s Corporation	154,157	—	—	154,157
McDonald’s Corporation common stock	519,831	204,291	184,862	908,984
Participant loans	16,652	—	—	16,652
Investments, at contract value:
Investment contracts	387,536	—	—	387,536

Total investments	1,262,832	208,142	188,203	1,659,177

Receivables:
Company contributions	32,757	—	—	32,757
Accrued income	106	4	5	115
Other	830	(715)	—	115

Total receivables	33,693	(711)	5	32,987

Total assets	1,296,501	207,431	188,208	1,692,140

Liabilities
Management and administrative expenses payable	1,797	44	—	1,841
Accrued interest expense	—	—	2,878	2,878
Notes payable	—	—	101,281	101,281
Other liabilities	274	80	—	354

Total liabilities	2,071	124	104,159	106,354

Net assets available for benefits	$1,294,430	$207,307	$84,049	$1,585,786

*	Nonparticipant-directed investment (see Note 4).

The accompanying notes are an integral part of these financial statements.

McDonald’s Corporation Profit Sharing and Savings Pla n

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

(In Thousands)

	Participant- Directed Investments	ESOP		Total
		Allocated Account	Unallocated Account*
Net investment income
Dividend income	$15,617	$3,986	$3,772	$23,375
Interest income	19,250	36	24	19,310
Commission recapture income	57	4	—	61
Securities lending income	21	—	—	21
Net realized and unrealized appreciation in fair value of investments	175,246	54,394	50,940	280,580
Interest expense	—	—	(7,019)	(7,019)
Management and administrative fees	(4,349)	(454)	—	(4,803)

Total net investment income	205,842	57,966	47,717	311,525

Contributions
Company	49,804	7,336	8,212	65,352
Participant	40,573	—	—	40,573

Total contributions	90,377	7,336	8,212	105,925

Allocations
Company matching with profit sharing forfeitures	(2,047)	—	—	(2,047)
Company matching with ESOP shares	—	—	(16,718)	(16,718)

Total allocations	(2,047)	—	(16,718)	(18,765)

Other changes
Benefits paid to terminated participants and withdrawals	(130,407)	(21,989)	—	(152,396)
Interfund transfers (net)	17,830	(17,830)	—	—
Other	672	(4)	—	668

Total other changes	(111,905)	(39,823)	—	(151,728)

Net increase in net assets available for benefits	182,267	25,479	39,211	246,957
Net assets available for benefits at beginning of year	1,294,430	207,307	84,049	1,585,786

Net assets available for benefits at end of year	$1,476,697	$232,786	$123,260	$1,832,743

*	Nonparticipant-directed investment (see Note 4).

The accompanying notes are an integral part of the financial statements.

McDonald’s Corporation Profit Sharing and Savings Pla n

Notes to Financial Statements

December 31, 2004 and 2003 and Year Ended December 31, 2004

1. Description of the Plan

Effective January 1, 2002, the McDonald’s Corporation Profit Sharing Program was amended and restated in its entirety and renamed the McDonald’s Corporation Profit Sharing and Savings Plan (the Plan). The Plan is funded by the McDonald’s Corporation Profit Sharing and Savings Trust (the Trust), effective December 31, 2001. The features of the Plan are 401(k) (which includes the participant contributions, as well as the employer match), Profit Sharing (which includes Investment Savings accounts, which were in effect prior to 1987), ESOP, Stock Sharing (which consists of accounts, which were in effect prior to 1996), and Rollover. The Plan has five amendments effective January 1, 2002 (2 amendments), June 1, 2002, November 27, 2002, and March 31, 2003.

On December 22, 2004, the McDonald’s Corporation Profit Sharing and Savings Plan was amended and restated in its entirety effective January 1, 2005. The McDonald’s Corporation Profit Sharing and Savings Trust was amended and restated in its entirety on December 22, 2004, to create the McDonald’s Corporation Profit Sharing and Savings Master Trust (Master Trust) effective January 1, 2005. The newly restated Master Trust will fund both the McDonald’s Corporation Profit Sharing and Savings Plan and a new plan, the McDonald’s Venture 401(k) Plan effective January 1, 2005 (see Note 11 concerning subsequent events).

The Plan is administered by a committee of individuals (Administrative Committee) appointed by the Chief Executive Officer of McDonald’s Corporation (the Company). Participants should refer to the Summary Plan Description and Prospectus for a more complete description and up-to-date information.

Record Keeping

The Plan’s recordkeeper in 2003 was Northern Trust Retirement Consulting (NTRC) until June 13, 2003, when NTRC was purchased by Hewitt Associates LLC.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Eligibility

In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or Boston Market, Chipotle, or Donatos (collectively, Venture Employers).

Effective December 4, 2003, Donatos employees were no longer eligible employees because the Company sold its ownership interest in Donatos. Full-time, salaried restaurant management employees, staff, executives, and part-time staff scheduled to work at least 20 hours per week are eligible to make nonmatched 401(k) contributions beginning the first day of the month after completing one full calendar month of employment. Crew and hourly paid employees are eligible after one year of “eligible service” as defined by the Plan documents. After meeting the eligibility requirements, participants can contribute up to 15% of their pay. After one year of eligible service, the Company match is 100% on the first 3% of pay contributed and 50% on the next 2% of pay contributed. Additionally, eligible McDonald’s staff and restaurant management employees, who have met the above match eligibility requirements and who have completed 1,000 hours of service and are on the payroll at year-end, are also eligible for Profit Sharing and ESOP contributions. Employees of Venture Employers can participate in the Profit Sharing and ESOP features if the Company allows the Venture Employers to adopt these features. As of December 31, 2004, no Venture Employer has adopted the Profit Sharing or ESOP features.

Investments and Elections

The investment funds under the Plan are Stable Value Fund, Blended Stock/Bond Fund, International Stock Fund, S&P 500 Index Fund, Diversified Stock Fund, Aggressive Stock Fund (effective August 1, 2003), Company Stock Fund, and the McDonald’s ESOP Stock Fund.

The Trustees, individuals appointed by the Board of Directors of McDonald’s Corporation (the Board), are authorized to invest certain assets of the Plan in shares of Company stock. The allocated ESOP shares are held by The Northern Trust Company. The unallocated ESOP shares are also held at The Northern Trust Company as custodian for shares held as collateral for loans by McDonald’s Corporation and Wachovia Bank. Other than pass through dividends, proceeds from the ESOP common stock dividends are invested in an interest-bearing account until the note payment is due.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants can elect, on a daily basis, to have their 401(k), ESOP, and Profit Sharing account balances, as well as future deferrals, Company matching contributions, ESOP contributions, and profit-sharing contributions invested in 1% increments in one or any combination of the Plan’s investment funds, including Company stock. ESOP contributions, 401(k) contributions, and Company match, where the participant fails to make an investment direction, are automatically invested in Company stock. Profit Sharing accounts are invested in the Blended Stock/Bond Fund if a participant does not make an investment election.

Any dividends or other distributions paid on Company stock owned by the Plan (see Note 6 regarding ESOP stock dividends) are used to repay the ESOP loans, and common stock equal to the value of the dividends on allocated shares are transferred from unallocated shares and allocated to participants’ accounts.

Allocation of Contributions and Earnings

Profit Sharing contributions are determined by the Board. The Board may elect to make this discretionary contribution in the form of cash or McDonald’s common stock or any combination of the two. In 2004 and 2003, the Profit Sharing contribution was made in cash and was allocated to eligible McDonald’s staff and restaurant management who were 21 years old, received credit for at least 1,000 hours of service during the year, and were employed at the end of the year. In addition, participants who terminated employment before the last day of the year due to death, disability, or retirement on or after age 55 share in the allocation of the Profit Sharing contribution in the year their employment terminates. The allocation to participants is based on their respective considered compensation as defined in the Plan compared to all eligible participants’ considered compensation. The year-end contribution is invested the day it is posted to participants’ accounts.

Participant deferrals are credited directly to participants’ accounts. Company matching allocations are credited based on the Safe Harbor match (100% match on the first 3% of pay contributed and 50% on the next 2% of pay contributed) for all eligible participants, regardless of job class or employer. The match is credited to participant accounts after each pay period.

Net investment income or loss for all accounts was allocated to participants each day that the stock market was open. Participants’ accounts were credited with the income, gains, and losses of the investment fund(s) in which their accounts were invested.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Individuals that are employed as a salaried restaurant management employee or staff with a licensee-owned restaurant that is purchased by McDonald’s or a Venture Employer and are at least age 21 may enter the 401(k) feature of the Plan as soon as administratively feasible and be eligible for the Company match. If McDonald’s purchased the restaurant, the individuals described above will automatically enter the Profit Sharing and ESOP features of the Plan and receive two years of credited service toward vesting unless considered a “highly paid” employee. “Highly paid” employees will receive the lesser of two years credited service or actual years of employment.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP)

In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald’s Series B convertible preferred stock at an issue price of $7.188 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. The Company paid a cash dividend on the stock of 7% of the issue price, or $0.12579 per share each quarter.

In September 1992, the Company redeemed 16,000,000 shares of unallocated Series B preferred shares held by the Leveraged ESOP. In August 1995, the Company redeemed the remaining 6,230,058 unallocated Series B preferred shares, and in December 1995, the remaining 4,176,122 allocated Series B preferred shares were redeemed.

Prior to each redemption, the Plan’s Trustees converted each share of preferred stock into 0.7692 shares of McDonald’s common stock, or 12,307,200, 4,792,159, and 3,212,271 shares, respectively. The unallocated shares will be released for allocation to participants as the Company’s contributions are made to the Plan. Effective November 1, 1998, released shares are first used to make matching allocations, and any remaining shares released are allocated annually to eligible participants’ accounts based on their respective considered compensation. Due to the Leveraged ESOP refinancing discussed in Note 5, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

In April 1991, the Leveraged ESOP borrowed $100 million and used the proceeds of the loan to purchase 12,075,468 shares of McDonald’s Series C convertible preferred stock at an issue price of $8.281 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. The Company paid a cash dividend on the stock of 7% of the issue price or $0.1449 per share each quarter. In August 1995, the Company redeemed the remaining 8,928,110 unallocated Series C preferred shares, and in December 1995, the remaining 2,710,514 allocated Series C preferred shares were redeemed. Prior to each redemption, the Plan’s Trustees converted each share of preferred stock into 0.8 shares of McDonald’s common stock or 7,142,486 and 2,168,409 shares, respectively. The unallocated shares will be released for allocation to participants as the Company’s contributions are made to the Plan. Effective November 1, 1998, released shares are first used to make matching allocations, and any remaining shares released are allocated to eligible participants’ accounts based on their respective considered compensation. Due to the 1999 Leveraged ESOP refinancing discussed in Note 5, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

Vesting

401(k) accounts and the Company’s matching contributions are fully vested and nonforfeitable regardless of the participant’s length of employment with the Company. Effective January 1, 2000, for employees who are active on or after that date, within Profit Sharing and ESOP accounts, participants vest 20% for each year of credited service until they reach a 100% vested status after completing five years of credited service.

Diversification

Effective March 31, 2003, participants can elect to fully diversify all accounts in the Plan, regardless of age. Prior to March 31, 2003, ESOP account balances could not be diversified from Company stock until age 50. Participants at least age 50 were eligible to diversify all accounts under the Plan.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Termination and Forfeitures

Participants who terminate their employment with the Company and all Venture Employers are entitled to receive the vested interest in their Plan accounts within a reasonable time following their termination. The nonvested balance is forfeited at the end of the year in which the participant has five consecutive breaks-in-service, or upon distribution of the vested balance, whichever is earlier. If a participant does not terminate but has less than 500 hours of credited service during a calendar year, a break-in-service occurs. Participants who terminate employment after satisfying the requirements to make deferrals and subsequently rehire can resume making deferrals as soon as administratively feasible. Individuals who are reemployed before incurring five consecutive one-year breaks-in-service and were not fully vested in their Profit Sharing or ESOP account will have the amount previously forfeited restored upon rehire. Individuals rehired after five consecutive one-year breaks-in-service will not have any forfeitures on their Profit Sharing or ESOP account reinstated. An individual’s years of vesting service earned before reemployment are added to their years of vesting service earned after reemployment.

Forfeitures are first used from all accounts (other than ESOP) to fund the Company’s matching contributions.

ESOP forfeitures are allocated at the end of the calendar year to participants in the same manner as the allocation of any Company Profit Sharing or ESOP contributions.

Forfeitures also include amounts forfeited as a result of unclaimed payouts greater than two years old for Profit Sharing, ESOP, and the 401(k) and Company matching contributions.

A terminated participant with vested benefits in excess of $5,000 will not receive a distribution from the Plan until age 70 ½ unless an earlier distribution is elected. Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (see Note 1, Investments and Elections).

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Rollovers

The Plan allows employees who were in a tax-qualified plan elsewhere to roll over all or part of their previous plan money into the Plan where it can be invested in one or a combination of the Plan’s investment funds. To qualify, the employee must contribute all or part of the amount received, excluding the employee’s after-tax contributions, to the Plan within 60 days after receiving a payout from the other plan. Employees can roll over their money (excluding employees’ after-tax money) into the Plan from previous employers’ tax qualified plans, tax deferred annuities, qualified employee annuities, deferred compensation arrangements maintained by a governmental employer, as described in Internal Revenue Code (IRC) Section 457(e)(16), and rollover individual retirement accounts established with the proceeds of a distribution from one of the plans described above provided that additional contributions had not been made.

In-Service Withdrawals

Participants who have been in the Plan for at least 60 months are eligible to withdraw up to 75% of their ESOP and Profit Sharing accounts while still employed with the Company or Venture Employers. Participants may only make one withdrawal in a calendar year, in regards to Profit Sharing and ESOP. Participants can elect to receive all or any part of their Investment Savings and Stock Sharing account balances either while still employed or after termination. Participants 59 ½ or older may withdraw all or any part of their account balances under the Plan at any time.

Pass Through Dividend Election

Participants are offered the choice of having dividends earned on shares in the McDonald’s Stock Fund paid directly to them in cash or reinvested in their accounts in McDonald’s common stock.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are subject to a $60 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is processed, plus 1%. Principal and interest are paid ratably through payroll deductions.

Voting

Participants are entitled to direct the Trustees in voting shares of McDonald’s stock credited to their accounts. In addition, participants who are employees may direct the vote on unallocated and unvoted shares based on the relative allocated shares credited to their accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation

Investments (except for those in insurance contracts) are stated at fair market value. Investments in common and preferred stocks and corporate bonds are valued at the closing exchange prices reported by the New York Stock Exchange. The market values for commercial paper and other short-term investments are cost plus accrued interest, which approximates current market value. The insurance contracts are stated at contract value, which represents cost plus accrued interest less withdrawals.

Purchases and sales of securities are accounted for on the trade date. Realized gains or losses on the sale of securities are based on the average cost of the securities. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

Company Contributions

Profit Sharing and ESOP contributions are recorded in participants’ accounts when received annually. The 401(k) Company matching allocations and participant elected salary reductions are recorded in participants’ accounts at the end of the applicable payroll period.

Unallocated Net Assets Available for Benefits

Unallocated net assets available for benefits represent the market value of shares of McDonald’s common stock purchased through the ESOP, which has not been released for allocation to participants’ accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the market value of the shares as they are allocated to participants.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows (in thousands):

Common stocks other than McDonald’s Corporation	$13,559
Mutual funds	15,630
McDonald’s Corporation common stock	251,391

$280,580

The fair value of individual investments that represent 5% or more of the Plan’s assets available for benefits is as follows (in thousands):

	December 31
	2004		2003
McDonald’s Corporation common stock	$1,073,605	*	$908,984	*
Synthetic Guaranteed Investment Contracts (at contract value):
Pacific Life Insurance Company	102,148		97,395
UBS AG	—		81,708

*	Includes nonparticipant directed (see Note 4).

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following is a summary of each investment contract held at December 31, 2004:

	2004 Average Yield	2003 Average Yield	2004 Crediting Interest Rate*	2003 Crediting Interest Rate*	Book Value	Fair Market Value	Fair Value of Wrapper
Bank of America	4.03%	10.78%	4.98%	6.92%	$13,873,156	$14,178,068	$(304,912)
Bank of America	4.48	2.94	4.76	1.27	45,736,325	46,462,914	(726,589)
JP Morgan Chase	4.60	3.61	3.90	1.39	48,345,216	49,495,468	(1,150,252)
Monumental Life Insurance Co.	4.29	3.24	4.21	1.26	51,647,464	52,279,485	(632,021)
Pacific Life Insurance Company	4.88	5.69	4.87	5.69	102,147,569	104,723,330	(2,575,761)
Principal Life Insurance Company	4.73	4.73	4.71	5.21	42,839,522	45,519,796	(2,680,274)
State Street Bank & Trust	4.39	2.78	4.34	2.43	46,982,195	47,748,728	(766,533)
UBS AG	4.00	3.12	4.13	3.46	41,731,498	42,226,762	(495,264)

					$393,302,945	$402,634,551

*	The crediting interest rate is determined at the end of each calendar year.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Prior to March 31, 2003, the allocated ESOP consisted of participant-directed investments as well as nonparticipant-directed investments as participants under age 50 could not diversify these investments. As of March 31, 2003, participants could elect to fully diversify all accounts in the Plan, regardless of age or service; therefore, the allocated ESOP became fully participant directed. The unallocated ESOP, as disclosed in the “Unallocated Account” column on pages 2 through 4 of the basic financial statements, consists solely of nonparticipant-directed investments.

5. Notes Payable

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note for 3 years with a final maturity of July 15, 2002. Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and the Company’s contributions are used to repay the loans.

In December 1994, the Leveraged ESOP issued a total of $17,460,000 of 6.52%, 6.59%, and 6.57% Guaranteed ESOP Notes, Series C, with final maturities of September 15, 2004, June 1, 2006, and December 1, 2005, respectively. In November 1999, $8,684,656 of these notes were paid down, leaving a total of $8,775,344 remaining. In December 1995, the Leveraged ESOP issued a total of $18,970,000 of 6.74%, 6.75%, 6.72%, and 6.68% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004 and 2005, September 15, 2004, and December 15, 2003, respectively. In November 1999, $11,771,030 of these notes were paid down, leaving a total of $7,198,970 remaining. In December 1996, the Leveraged ESOP issued a total of $20,220,000 of 6.82%, 6.75%, and 6.77% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004, December 15, 2002, and December 15, 2003, respectively. In November 1999, $14,181,859 of these notes were paid down, leaving a total of $6,038,141 remaining. In December 1997, the Leveraged ESOP issued a total of $18,350,000 of 6.89%, 6.86%, and 6.81% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004,

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

5. Notes Payable (continued)

December 1, 2003, and December 15, 2002, respectively. In November 1999, $13,600,913 of these notes were paid down, leaving a total of $4,749,087 remaining. All proceeds were used for prepayment of the Series A and B Guaranteed ESOP Notes. The terms of the Series C Notes require semiannual interest payments with lump-sum principal payments at maturity date.

The Series A/B and Series C Notes are collateralized by unallocated shares of McDonald’s common stock, valued at $202,484,000 and $12,614,000, respectively, at December 31, 2004. All notes are guaranteed by the McDonald’s Corporation. Holders of the notes have no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to the ESOP, and earnings attributable to such collateralized shares or contributions, which were valued at approximately $215,098,000 at December 31, 2004. The unallocated shares of McDonald’s common stock may be released from collateral under certain circumstances without the consent of the holders of the notes.

Following are maturities of the notes for each of the next five years and beyond (in thousands):

	Series A Notes	Series B Notes	Series C Notes	Total
2005	$1,164	$586	$5,203	$6,953
2006	3,314	1,669	2,300	7,283
2007	5,100	2,570	—	7,670
2008	5,217	2,628	—	7,845
2009	5,291	2,666	—	7,957
Beyond 2009	37,026	18,652	—	55,678

Total over remaining life of notes	$57,112	$28,771	$7,503	$93,386

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

6. Administrative Fees

The custodian and investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Certain administrative expenses directly associated with the Plan are paid by the Plan and charged to participants’ accounts, including salary expenses for certain Company employees. The Company provides other administrative services to the Plan without charge.

7. Income Tax Status

The Plan has received a favorable determination letter dated October 15, 2004, from the Internal Revenue Service (the IRS) stating that the Plan is qualified under Section 401(a) of the IRC and that the ESOP component of the Plan constitutes an employee stock ownership plan that meets the requirements of Section 4975 of the IRC. The Trust established in connection with the Plan appears to be exempt from federal income taxes.

8. Transactions With Parties in Interest

During 2004 and 2003, the Plan received $18,600,000 and $14,668,000, respectively, in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 5, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC. Fees paid during the year for accounting and other services rendered by parties in interest were based on customary and reasonable rates for such services.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

10. Securities Lending

The Plan increases its investment income by lending the Plan’s securities, through the trustee, to independent third parties. When the Plan lends securities, it is subject to a risk of failure by the borrower to return the loaned securities or a delay in delivery of the securities, in which case the Plan may incur a loss. To limit this risk, such loans are contractually required to be continuously secured by the collateral consisting of cash, cash equivalents, or U.S. Treasury bonds in an amount at least equal to the market value of the securities loaned. As of December 31, 2004, $36,076,589 of the Plan’s securities reported on the statement of net assets available for benefits were on loan, which were secured by collateral with a market value of $36,840,854. At December 31, 2004, $1,048,641 of noncash collateral was not required to be reported in the financial statements.

11. Subsequent Events

Effective January 1, 2005, a separate plan was created entitled the McDonald’s Ventures 401(k) Plan (Ventures Plan) for employees of Boston Market and Chipotle. As of that date, employees of Boston Market and Chipotle are no longer eligible to participate in the Plan. Assets approximating $40,040,000 were transferred from the Plan to the Ventures Plan. A master trust was also created at this time in which both the Plan and the Ventures Plan are participating plans.

Also, effective January 1, 2005, the Plan was amended and restated in its entirety to make the following changes to the Plan:

Eligibility

A.	Salaried restaurant management employees and staff employees who are in the supervisory/consulting band or below (including part-time staff employees) who are age 21 and older are eligible to begin participating in the Plan on the first day of the month on or after completing one month of service at a nonmatched level.

B.	Staff employees in the management advisory band and executives are not eligible to participate in the non-matched feature.

C.	Salaried restaurant management employees will automatically be enrolled in the 401(k) feature at a 1% contribution level, unless they elect otherwise.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

11. Subsequent Events (continued)

D.	After meeting eligibility requirements, participants can contribute up to 50% of their pay as a 401(k) contribution, subject to IRS annual limits.

E.	A participant who reaches age 50 or over by the end of a calendar year is eligible for additional catch-up contributions of $4,000 in 2005, indexed for future years.

F.	The Company’s matching contribution was increased to 300% on the first 1% of pay contributed and 100% on the next 4% of pay contributed.

Investments and Elections

Participant’s 401(k) contributions are automatically invested in the Blended Stock/Bond Fund if a participant fails to make an investment election.

Allocation of Contributions and Earnings

A.	A discretionary Profit Sharing match of up to 4% of eligible pay in 2005 may be allocated on participant 401(k) contributions for participants who contribute up to 1% of pay. Any discretionary match will be made after the end of the calendar year.

B.	Profit Sharing contributions and separate ESOP allocations were discontinued after the 2004 allocation was made in January 2005.

Vesting

All accounts under the Plan are 100% vested. Credited service for licensee owned restaurants applies only to eligibility service.

Terminations and Forfeitures

A terminated participant with vested benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 ½ unless an earlier distribution is elected.

Pass Through Dividend Election

Participants are offered the choice of having dividends earned on shares of McDonald’s common stock paid directly to them in cash or reinvested in their accounts in McDonald’s stock.

Supplemental Schedules

McDonald’s Corporation Profit Sharing and Savings Pla n

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-2361282         Plan #001

December 31, 2004

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
The Northern Trust Company*:
Coltv Short Term Invt Fund	41,278,641	$41,278,641	$41,278,641
Noninterest-bearing cash	35,792,213	35,792,213	35,792,213
Corporate Stock – Preferred:
Forest Cy Enterprises Inc	1,000	—	57,800

Total Corporate Stock – Preferred			57,800
Corporate Stock – Common:
Ace Cash Express Inc	6,125	—	181,667
Adobe Sys Inc	10,200	—	639,948
ADR Cadbury Schweppes PLC	17,900	—	674,830
ADR Elan Corp PLC	3,260	—	88,835
ADR Koninklijke Philips Electrs N V
N Y Registry SH New 20	58,150	—	1,540,975
ADR NDS Group PLC	1,181	—	40,247
ADR Nice Sys LTD	4,650	—	145,498
ADR Novartis	26,500	—	1,339,310
ADR Rhodia	26,650	—	71,955
ADR Roche Hldg LTD	12,100	—	1,392,921
ADR Sanofi-Aventis	42,865	—	1,716,743
ADR SAP Aktiengesellschaft	27,800	—	1,229,038
ADR Stolt Offshore Com	14,709	—	95,608
ADR Total SA	9,300	—	1,021,512
Advance Amer Cash Advance Ctrs Inc	2,450	—	56,105
Advanced Micro Devices Inc	8,870	—	195,317
Aeroflex Inc	13,825	—	167,559
Affiliated Managers Group Inc	7,465	—	505,679
Agilent Technologies Inc	40,500	—	976,050

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282         Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
AK Stl Hldg Corp	12,152	$—	$175,839
Alamosa Hldgs Inc	7,890	—	98,388
Alcon Inc	8,700	—	701,220
Allegheny Energy Inc	1,205	—	23,751
Allegheny Technologies Inc	11,211	—	242,942
Allergan Inc	9,400	—	762,058
Alliance Data Sys Corp	3,280	—	155,734
Alltel Corp	4,600	—	270,296
Altria Group Inc	30,100	—	1,839,110
Amer Express Co	28,000	—	1,578,360
American Tower Corp	5,380	—	98,992
Amerigroup Corp	1,250	—	94,575
Ameritrade Hldg Corp	7,310	—	103,948
Amern Cap Strategies Ltd Com	7,875	—	262,631
Amern Eagle Outfitters Inc	2,090	—	98,439
Amern Intl Group Inc	38,287	—	2,514,307
Amern STD Cos Inc Del Com	3,070	—	126,852
Amgen Inc	20,700	—	1,327,905
Anteon Intl Corp	5,585	—	233,788
Apple Computer Inc	28,560	—	1,839,264
Applied Digital Solutions Inc	4,514	—	30,469
Aquantive Inc	5,600	—	50,064
Archer-Daniels-Midland Co	58,850	—	1,312,943
Ariba Inc	7,970	—	132,302
Arris Group Inc	21,300	—	149,952
Ashland Inc	1,900	—	110,922
Ask Jeeves Inc	16,495	—	441,241
Auto Data Processing Inc	1,000	—	44,350

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282         Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Avatar Hldgs Inc	200	$—	$9,620
Avid tech Inc	4,275	—	263,981
Axonyx Inc	9,593	—	59,477
Aztar Corp	2,475	—	86,427
Banknorth Group Inc	3,800	—	139,080
Bard C R Inc	4,160	—	266,157
Bausch & Lomb Inc	3,050	—	196,603
Baxter Intl Inc	42,750	—	1,476,585
BE Aerospace Inc	20,296	—	236,245
Bear Stearns Cos Inc	1,920	—	196,435
Beckman Coulter Inc	5,350	—	358,396
Becton Dickinson & Co	500	—	28,400
Bed Bath Beyond Inc	27,460	—	1,093,732
Bellsouth Corp	59,150	—	1,643,778
Belo Corp	5,400	—	141,696
Benchmark Electrs Inc	6,905	—	235,460
Beverly Enterprises Inc	5,213	—	47,699
Biomet Inc	4,130	—	179,201
BJ Svcs Co	2,010	—	93,545
BK Amer Corp	61,800	—	2,903,982
BK Haw Corp	1,200	—	60,888
Bostonfed Bancorp Inc	200	—	9,054
Boyd Gaming Corp	2,000	—	83,300
Brocade Communications Sys Inc	21,650	—	165,406
Brookline Bancorp Inc Del	2,100	—	34,272
BSTN Pvt Finl Hldgs Inc	6,250	—	176,062
CDW Corp	2,680	—	177,818
Calamos Asset Mgmt Inc	5,685	—	153,495

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Capitalsource Inc	11,885	$—	$305,088
Caremark RX Inc	26,600	—	1,048,838
Carrier Access Corp	7,280	—	77,750
Caterpillar Inc	10,300	—	1,004,353
CB Richard Ellis Group Inc	9,275	—	311,176
CDN Pac Ry LTD	1,800	—	61,938
Cendant Corp	90,200	—	2,108,876
Cent Pac Finl Corp	507	—	18,338
Champion Enterprises Inc	11,967	—	141,450
Charles Riv Assocs Inc	3,850	—	180,064
Checkfree Corp New	5,130	—	195,350
Chemed Corp	625	—	41,944
Chicos Fas Inc	31,720	—	1,444,212
Choicepoint Inc	2,840	—	130,612
Cisco Sys Inc	56,200	—	1,084,660
Citigroup Inc	64,350	—	3,100,383
Citrix Sys Inc	5,490	—	134,670
City Natl Corp	1,480	—	104,562
Clear Channel Communications Inc	42,300	—	1,416,627
Clorox Co	2,210	—	130,235
CMS Energy Corp	2,410	—	25,184
Cnet Networks Inc	13,260	—	148,910
Coach Inc	18,320	—	1,033,248
Cogent Inc	2,880	—	95,040
Cognizant Tech Solutions Corp	5,110	—	216,306
Comcast Corp	61,792	—	2,056,438
Comm Bancshares Inc	1,366	—	68,573
Computer Assoc Intl Inc	7,500	—	232,950

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Comversetech Inc	9,660	$—	$236,187
ConocoPhillips	20,214	—	1,755,182
Conseco Inc	8,950	—	178,552
Constellation Brands Inc	1,960	—	91,160
Cooper Cos Inc	1,970	—	139,062
Corporate Executive Brd Co	2,410	—	161,325
Corrections Corp Amer	1,306	—	52,828
Costco Whsl Corp New	11,400	—	551,874
Countrywide Finl Corp	2,698	—	99,853
Covance Inc	5,775	—	223,781
Crompton Corp	10,667	—	125,871
Cross Ctry Healthcare Inc	1,978	—	35,762
Cryptologic Inc	4,120	—	102,794
Crystallex Intl Corp	10,485	—	37,641
CSX Corp	11,600	—	464,928
Cubist Pharmaceuticals Inc	4,100	—	48,503
CV Therapeutics Inc	3,485	—	80,155
Cybersource Corp	8,116	—	58,029
Cymer Inc	5,170	—	152,722
Cypress Semiconductor Corp	1,775	—	20,821
Dade Behring Hldgs Inc	1,740	—	97,440
Deere & Co	23,700	—	1,763,280
Dell Inc	37,800	—	1,592,892
Delta Airlines Inc	5,174	—	38,702
Dennys Corp	11,994	—	53,973
Diamond Cluster	19,500	—	279,435
Digital Angel Corp	3,760	—	29,065
Digitas Inc	22,268	—	212,659

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Dillards Inc	18,000	$—	$483,660
Dominion Res Inc	18,150	—	1,229,481
Donnelley RR & Sons Co	22,550	—	795,789
Doral Finl Corp	2,320	—	114,260
Dreamworks Animation Inc	3,930	—	147,414
Dril-Quip Inc	3,290	—	79,815
E* Trade Fin Corp	15,250	—	227,987
Eastman Chem Co	1,520	—	87,750
Eastman Kodak Co	4,800	—	154,800
Eaton Corp	1,330	—	96,239
Ebay Inc	22,400	—	2,604,672
ECI Telecom LTD	5,811	—	47,470
El Paso Corp	464	—	4,826
Electr Arts	30,800	—	1,899,744
Electronics Boutique Hldgs Corp	2,325	—	99,835
Eli Lilly & Co	20,800	—	1,180,400
Endologix Inc	12,401	—	84,699
Engineered Support Sys Inc	2,785	—	164,928
Entergy Corp	20,300	—	1,372,077
Eon Labs Inc	12,775	—	344,925
Epicor Software Corp	19,990	—	281,659
Expeditors Intl Wash Inc	2,430	—	135,788
Exxon Mobil Corp	38,750	—	1,986,325
Eyetech Pharmaceuticals Inc	2,100	—	95,550
FBL Finl Group Inc	1,700	—	48,535
Fedt Dept Stores Inc	5,000	—	288,950
Felcor Lodging Tr Inc	2,477	—	36,288
Firstfed Finl Corp	200	—	10,374
Fiserv Inc	1,890	—	75,959
Fisher Scientific Intl Inc	4,260	—	265,739
Fording CDN Coal Tr	1,160	—	89,494

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Forest Cy Enterprises Inc	1,000	$—	$57,550
Formfactor Inc	5,375	—	145,877
Foster Wheeler LTD	1,939	—	30,772
Freeport Mcmoran C & G	17,550	—	670,936
Freescale Semiconductor Inc	33,798	—	620,531
Furniture Brands Intl Inc	5,500	—	137,775
F5 Networks Inc	6,165	—	300,359
Gamestop Corp	450	—	10,062
Gannett Inc	3,300	—	269,610
Gaylord Entmt Co	6,650	—	276,174
Gen Elec Co	120,650	—	4,403,725
Genentech Inc	24,000	—	1,306,560
Genzyme Corp	3,670	—	213,117
Gevity HR Inc	7,425	—	152,658
Gilead Sci Inc	30,000	—	1,049,700
Glaxo SmithKline Spons ADR	31,100	—	1,473,829
Global Inds LTD Com	14,624	—	121,233
Global Pmts Inc	7,965	—	466,271
Global Pwr Equip Group Inc	2,579	—	25,377
GNT Prideco Inc	4,120	—	82,606
Goldman Sachs Group Inc	18,550	—	1,929,942
Google Inc	7,400	—	1,428,940
Great Lakes Chem Corp	2,628	—	74,872
Grey Wolf Inc	9,759	—	51,430
Halliburton Co	18,750	—	735,750
Hanover Compressor Co	7,135	—	100,818
Harman Intl Inds Inc	6,550	—	831,850
Harrahs Entmt Inc	2,600	—	173,914
Harsco Corp	2,375	—	132,383
HBR Fla Bancshares Inc	300	—	10,383

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
HCA Inc	1,900	$—	$75,924
Healthextras Inc	5,075	—	82,722
Hercules Inc	7,377	—	109,548
Hewlett Packard Co	8,400	—	176,148
Hlth Mgmt Assoc Inc	5,800	—	131,776
Host Marriott Corp	6,230	—	107,779
Hyperion Solutions Corp	6,875	—	320,513
Identix Inc	8,396	—	61,962
Idex Corp	3,250	—	131,625
Imax Corp	7,237	—	59,698
Immucor Inc	13,275	—	312,095
Impax Lab Inc	14,630	—	232,324
Inamed Corp	3,230	—	204,298
Independence Cmnty Bk Corp	1,600	—	68,128
Indevus Pharmaceuticals Inc	9,105	—	54,266
Infospace Inc	2,700	—	128,385
Input/Output Inc	5,018	—	44,359
Insight Enterprises Inc	8,795	—	180,473
Integrated Device Tech Inc	8,375	—	96,815
International Coal Group Inc	331	—	3,641
Internet Cap Group Inc	10,585	—	95,265
Intersections Inc	500	—	8,625
Interwoven Inc	9,600	—	104,448
Intl Business Machs Corp	24,300	—	2,395,494
Intl Game Tech	6,000	—	206,280
Intl Paper Co	21,950	—	921,900
Intuitive Surgical Inc	7,340	—	293,747
Jacuzzi Brands Inc	6,108	—	53,140
James Riv Coal Co	1,389	—	59,102
Jetblue Awys Corp	1,950	—	45,279
Journal Register Co	3,100	—	59,923
JP Morgan Chase & Co	96,880	—	3,779,289

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Juniper Networks Inc	14,640	$—	$398,062
Kanbay Intl Inc	10,150	—	317,695
Kindred Healthcare Inc	13,730	—	411,214
KLA-Tencor Corp	4,450	—	207,281
Knight-Ridder Inc	4,200	—	281,148
Kronos Inc	2,575	—	131,660
La Quinta Corp	27,226	—	247,484
Lab Corp Amer Hldgs	2,670	—	133,019
Lam Resh Corp	13,010	—	376,119
Landstar Sys Inc	2,285	—	168,267
Lauder Estee Cos Inc	16,300	—	746,051
LCA-Vision Inc	2,084	—	48,745
LCC Intl Inc	4,271	—	24,900
Leap Wireless Intl Inc	2,468	—	66,636
Lee Enterprises Inc	4,200	—	193,536
Lehman Bros Hldgs Inc	7,600	—	664,848
Lexmark Intl Inc	4,700	—	399,500
Liberty Media Corp	4,900	—	53,802
Liberty Media Intl Inc	245	—	11,326
Lone Star Technologies Inc	3,217	—	107,641
Lowes Cos Inc	35,350	—	2,035,807
Lyondell Chemical Co	4,450	—	128,694
Macromedia Inc	4,580	—	142,530
Manor Care Inc	2,660	—	94,244
Marathon Oil Corp	41,783	—	1,571,459
Marcus Corp	200	—	5,028
Marriott Intl Inc New	5,330	—	335,683
Martek Biosciences Corp	5,350	—	273,920
Marvell Tech Group Inc	38,610	—	1,369,497
Masco Corp	16,800	—	613,704
Maxim Integrated Prods Inc	19,500	—	826,605
McAfee Inc	6,620	—	191,517

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
McClatchy Co	1,800	$—	$129,258
McCormick & Co Inc	3,240	—	125,064
McDermott Intl Inc	6,459	—	118,587
McDonald’s Corporation*	33,487,366	490,944,939	1,073,604,954
McGraw Hill Companies Inc	700	—	64,078
McMoran Expl Co	5,197	—	97,184
MCI Inc	12,150	—	244,944
Medco Hlth Solutions Inc	2,600	—	108,160
Media Gen Inc	1,800	—	116,658
Medicines Company	3,640	—	104,832
Medimmune Inc	22,390	—	606,993
Mercantile Bankshares Corp	1,100	—	57,420
Mercury Interactive Corp	15,900	—	724,245
Meristar Hospitality Corp	6,517	—	54,417
Merrill Lynch & Co Inc	22,100	—	1,320,917
MGI Pharma Inc	11,910	—	333,599
MGM Mirage	5,090	—	370,247
Microsemi Corp	6,375	—	110,670
Microsoft Corp	135,050	—	3,607,186
Microstrategy Inc	256	—	23
Microtune Inc	6,610	—	40,387
Millicom Intl Cellular	1,361	—	30,936
Monolithic Pwr Sys Inc	8,625	—	80,213
Monster Worldwide Inc	8,260	—	277,866
Morgan Stanley	17,150	—	952,168
Motorola Inc	16,900	—	290,680
MPS Group Inc	12,686	—	155,530
MRV Communications Inc	5,821	—	21,363
MSC Indl Direct Inc	8,125	—	292,338
Myriad Genetics Inc	1,827	—	41,126

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
National-Oilwell Inc	5,900	$—	$208,211
Navigant Consulting Inc	9,465	—	251,769
Navteq Corp	9,600	—	445,056
Neurocrine Biosciences Inc	3,100	—	152,830
New York Times Co	3,800	—	155,040
Newalliance Bancshares Inc	3,200	—	48,960
Newpark Res Inc	9,301	—	47,900
News Corp	42,400	—	791,184
Nextel Communications Inc	33,200	—	996,000
NII Hldgs Inc	2,520	—	119,574
Niku Corp	4,500	—	90,720
NMS Communications Corp	3,978	—	25,101
Northn Tr Corp	2,280	—	110,762
Novatel Wireless Inc	9,010	—	174,614
Occidental Pete Corp	17,750	—	1,035,890
OpenTV Corp	19,750	—	75,840
Openwave Sys Inc	11,837	—	183,000
Orbital SCI Corp	3,128	—	37,004
ORD GBP0.01	4,360	—	114,450
Oscient Pharmaceuticals Corp	3,646	—	13,308
Overstock Com Inc	1,430	—	98,670
PF Changs China Bistro Inc	2,030	—	114,391
Pac Sunwear Cal Inc	4,725	—	105,179
Pacificare Hlth Sys Inc	2,720	—	153,734
Partners Tr Finl Group Inc	5,825	—	67,861
Patterson Cos Inc	3,140	—	136,245
Paychex Inc	6,400	—	218,112
Peabody Energy Corp	930	—	75,246
Pentair Inc	4,150	—	180,774
Pepsico Inc	18,850	—	983,970

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Petco Animal Supplies Inc	6,950	$—	$274,386
Petsmart Inc	18,800	—	667,964
Pfizer Inc	39,100	—	1,051,399
Pharmion Corp	5,475	—	231,100
Pioneer Drilling Co	11,825	—	119,314
Piper Jaffray Cos	3,855	—	184,847
PMA Cap Corp	7,924	—	82,013
PMC Sierra Inc	22,120	—	248,850
Polycom Inc	10,820	—	252,322
Polyone Corp	8,576	—	77,699
Powerwave Technologies Inc	11,050	—	93,704
Presstek Inc	5,109	—	49,455
Price T Rowe Group Inc	3,790	—	235,738
Priceline Com Inc	10,520	—	248,167
Procter & Gamble Co	21,200	—	1,167,696
Provident Finl Svcs Inc	4,020	—	77,867
Qualcomm Inc	32,600	—	1,382,240
Quest Software Inc	10,700	—	170,665
RadioShack Corp	4,220	—	138,754
Range Res Corp	12,295	—	251,556
Rare Hospitality Intl Inc	2,745	—	87,456
Raymond James Fncl Inc	2,100	—	65,058
Renal Care Group Inc	7,175	—	258,228
Research In Motion LTD	11,000	—	906,620
Robert Half Intl Inc	6,460	—	190,118
Rockwell Automation	4,430	—	219,507
Roper Inds Inc	2,480	—	150,710
S W Airlines Co	12,660	—	206,105
Sanmina-SCI Corp	24,540	—	207,854
SBA Comm Corp	11,081	—	102,832

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Scansource Inc	1,975	$—	$122,766
Schlumberger Ltd	25,600	—	1,713,920
Schwab Charles Corp	57,100	—	682,916
Scientific-Atlanta Inc	1,600	—	52,816
Scientific Games Corp Inc	4,840	—	115,386
SEI Invts Co	1,890	—	79,248
Sepracor Inc	1,880	—	111,616
Serologicals Corp	10,925	—	241,661
Service Corp Intl	3,512	—	26,164
Shaw Group Inc	5,204	—	92,891
Sigmatel Inc	2,700	—	95,931
Signature Bk NY	4,365	—	141,251
Silicon Image Inc	7,725	—	127,154
Silicon Val Bancshares	2,200	—	98,604
Sirius Satellite Radio Inc	42,440	—	324,666
Skyworks Solutions Inc	10,160	—	95,809
Smith Intl Inc	1,710	—	93,041
Sonus Networks Inc	16,730	—	95,863
Sovereign Bancorp Inc	4,960	—	111,848
Spinnaker Expl Co	5,335	—	187,098
Sports Auth Inc	3,800	—	97,850
St Paul Travelers Corp	39,655	—	1,470,011
STA Casinos Inc	3,150	—	172,242
Stamps Com Inc	2,413	—	38,222
Staples Inc	21,850	—	736,564
Starwood Hotels & Resorts Worldwide Inc	2,530	—	147,752
Stellent Inc	10,150	—	89,523
Steris Corp	2,300	—	54,556
Stewart Enterprises Inc	5,236	—	36,600
Sun Bancorp Inc	2,915	—	72,817
Sun Healthcare Group Inc	2,690	—	24,778

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Suncor Inc	6,000	$—	$212,400
Sunterra Corp	3,890	—	54,616
Superior Energy Svcs Inc	7,710	—	118,811
Superior Inds Intl Inc	3,500	—	101,675
Sybase Inc	3,200	—	63,840
Sybron Dental Specialties Inc	4,975	—	176,016
Symmetry Med Inc	5,745	—	120,932
Target Corp	31,300	—	1,625,409
Teekay Shipping Corp	2,810	—	118,329
Telesystem Intl Wireless Inc	2,236	—	25,021
Tenneco Automotive Inc	3,240	—	55,858
Tibco Software Inc	30,970	—	413,140
Transocean Inc	4,220	—	178,886
Trinity Ind Inc	1,498	—	51,052
Tyco Intl LTD	51,900	—	1,854,906
Ubiquitel Inc	7,871	—	56,042
UCBH Hldgs Inc	2,880	—	131,962
Ultra Pete Corp	1,770	—	85,190
Ultratech Inc	4,525	—	85,296
United Parcel Svc Inc	15,200	—	1,298,992
United Health Group Inc	9,200	—	809,876
Univision Communications Inc	24,100	—	705,407
Unizan Finl Corp	1,800	—	47,430
Unvl Health Services Inc	1,100	—	48,950
Urban Outfitters Inc	3,030	—	134,532
US Unwired Inc	10,968	—	52,646
US Xpress Enterprises Inc	4,150	—	121,595
USG Corp	2,638	—	106,232
UTD Therapeutics Corp	1,631	—	73,640

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
UTI Worldwide Inc	2,500	$—	$170,050
Varian Semiconductor Equipment Assocs Inc	3,525	—	129,896
Verisign Inc	8,500	—	284,920
Veritas Software Corp	3,800	—	108,490
Viisage Tech Inc	4,608	—	41,518
Vion Pharmaceuticals Inc	11,740	—	55,061
W-H Energy Svcs Inc	2,116	—	47,314
Wabtec Corp	4,304	—	91,761
Walter Inds Inc	1,615	—	54,474
Waste Management Inc	45,950	—	1,375,743
Waters Corp	3,450	—	161,426
Webster Fncl Corp	2,500	—	126,600
Wellcare Hlth Plans Inc	7,475	—	242,938
Wellpoint Inc	9,220	—	1,060,300
Wells Fargo & Co	27,650	—	1,718,448
Westn Wireless Corp	4,590	—	134,487
Whitney Hldg Corp	2,800	—	125,972
Whole Foods Mkt Inc	15,200	—	1,449,320
Wiley John & Sons Inc	2,100	—	73,164
Willbros Group Inc	2,250	—	51,863
Williams Co Inc	475	—	7,738
Williams Sonoma Inc	11,770	—	412,421
Wms Inds Inc	9,790	—	328,357
Wsfs Finl Corp	200	—	12,064
Wynn Resorts LTD	2,050	—	137,186
XM Satellite Radio Hldgs Inc	10,100	—	379,962
XTO Energy Inc	4,742	—	167,772
Yahoo Inc	60,200	—	2,268,336
Yardville Natl Bancorp	400	—	13,704

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Yellow Roadway Corp	1,830	$—	$101,949
1st Defiance Finl Corp	2,100	—	59,787
1st Finl Hldgs Inc	1,900	—	62,206
1st Marblehead Corp	5,145	—	289,406
1st Niagara Finl Group Inc	1,500	—	20,925

Total Corporate Stock – Common			1,246,961,978
Participant loans varying maturities with interest rates ranging from 5% to 5.75%	—	—	18,145,532
Value of Interest in Registered Investment Companies:
Artisan Fds Inc Intl Fd Inv Shs	881,105	—	19,507,663
Morgan Stanley Instl Fd Intl Eqty	984,674	—	20,668,304
Vanguard Instl Index Fd Sh Ben Int	800,615	—	88,636,070
Wellington Tr Coltv Core Bd Plus	1,856,415	—	21,200,265
Wellington Tr Coltv Core Eqty	3,702,516	—	29,472,023
Wellington Tr Coltv Core Intl	803,004	—	7,981,860
Wellington Tr Coltv Small Cap	639,963	—	8,575,506

Total Value of Interest in Registered Investment Companies			196,041,691
Investment contracts:
Investment contracts (excluding Synthetic Guaranteed Investment Contracts):
Principal Life Insurance Co. 4-28950	42,839,522	—	42,839,522

Total investment contracts (excluding Synthetic Guaranteed Investment Contracts)			42,839,522

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Investment contracts (continued):
Synthetic Guaranteed Investment Contracts:
Bank of America Wrapper Contract	—	$—	$(726,589)
Underlying Assets of Synthetic
Guaranteed Investment Contract:
INVESCO Short-Term Bond Fund	—	—	46,462,914

Bank of America Synthetic Guaranteed Investment Contract			45,736,325
Bank of America Wrapper Contract	—	—	(304,911)
Underlying Assets of Synthetic Guaranteed Investment Contract:
U.S. Treasury Note	—	—	2,504,217
U.S. Treasury Note	—	—	2,943,192
U.S. Treasury Note	—	—	1,013,760
U.S. Treasury Note	—	—	4,650,540
U.S. Treasury Note	—	—	1,053,550
AB-SubPrime Auto	—	—	1,777,011
Short-Term Investment Fund	—	—	235,797

Total Underlying Assets			14,178,067

Bank of America Synthetic Guaranteed Investment Contract			13,873,156
JP Morgan Chase Wrapper Contract	—	—	(1,150,252)
Underlying Assets of Synthetic Guaranteed Investment Contract:
WAM AAA	—	—	49,495,468

JP Morgan Chase Synthetic Guaranteed Investment Contract			48,345,216

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Investment contracts (continued):
Synthetic Guaranteed Investment Contracts (continued):
Monumental Life Insurance Co. Wrapper Contract	—	$—	$(632,021)
Underlying Assets of Synthetic Guaranteed Investment Contract:
INVESCO Intermediate Fund	—	—	52,279,485

Monumental Life Insurance Co. Synthetic Guaranteed Investment Contract			51,647,464
Pacific Mutual Life Insurance Co. Wrapper Contract	—	—	(2,575,761)
Underlying Assets of Synthetic Guaranteed Investment Contract:
PIMCO Funds	—	—	104,723,330

Pacific Mutual Life Insurance Co. Synthetic Guaranteed Investment Contract			102,147,569
State Street Bank & Trust Wrapper Contract	—	—	(766,533)
Underlying Assets of Synthetic Guaranteed Investment Contract:
INVESCO Short-Term Bond Fund	—	—	47,748,728

State Street Bank & Trust Synthetic Guaranteed Investment Contract			46,982,195

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

EIN #36-2361282        Plan #001

Identity of Issuer/Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Investment contracts (continued):
Synthetic Guaranteed Investment Contracts (continued):
UBS AG Wrapper Contract	—	$—	$(495,264)
Underlying Assets of Synthetic Guaranteed Investment Contract:
AAA Asset Backed Securities	—	—	42,226,762

UBS AG Synthetic Guaranteed Investment Contract			41,731,498

Total Synthetic Guaranteed Investment Contracts			350,463,423

Total investment contracts			393,302,945

			$1,931,580,800

*	Party in interest.

**	Historical cost is disclosed only for nonparticipant-directed investments.

McDonald’s Corporation Profit Sharing and Savings Pla n

Schedule H, Line 4j – Schedule of Reportable Transactions

EIN #36-2361282        Plan #001

Year Ended December 31, 2004

(In Thousands)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (iii) – Series of transactions in excess of 5% of plan assets
The Northern Trust Company	Collective Short Term Fund	$625,643	$—	$625,643	$625,643	$—
		—	617,878	617,878	617,878	—
McDonald’s Corporation	McDonald’s Corporation
	Common Stock	16,360	—	16,360	16,360	—
		—	91,321	46,346	91,321	44,975

There were no category (i), (ii), or (iv) reportable transactions during 2004.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD’S CORPORATION
PROFIT SHARING AND SAVINGS PLAN

	By:	ADMINISTRATIVE COMMITTEE

Date: June 28, 2005	By:	/s/ Michael D. Richard
Michael D. Richard
Trustee and Member of the
Administrative Committee